Live Free Foods LLC

Unaudited Financial Statements For The Years Ended December 31, 2019 and 2018

January 27, 2020

Balance Sheet

Live Free Foods LLC
As at 31 December 2019

	31 Dec 2019	31 Dec 2018
Assets		
Cash and Cash Equivalents		
Business Paypal	-	242
Chase Checking Account	54	8,285
Total Cash and Cash Equivalents	**54**	**8,527**
Current Assets		
Accounts Receivable	897	727
Amazon Reserved Balances	-	(188)
Inventory - Amazon	-	1,238
Inventory - FG	4,155	11,818
Receivable	113	-
Total Current Assets	**5,165**	**13,595**
Property, Plant and Equipment		
Computer Equipment	868	868
Total Property, Plant and Equipment	**868**	**868**
Total Assets	**6,086**	**22,990**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Amex Business Plus	9,287	8,281
Chase Business Account	11,511	10,010
Spark Visa Signature Business	14,414	2,426
Total Current Liabilities	**35,213**	**20,716**
Non-Current Liabilities		
Loan	17,340	1,333
Total Non-Current Liabilities	**17,340**	**1,333**
Total Liabilities	**52,553**	**22,050**
Equity		
Current Year Earnings	(32,387)	(24,168)
Owners Contribution	12,308	27,327
Retained Earnings	(26,388)	(2,220)
Total Equity	**(46,466)**	**940**
Total Liabilities and Equity	**6,086**	**22,990**

Income Statement

Live Free Foods LLC
For the 12 months ended 31 December 2019

	Dec-19	Dec-18
Revenue		
Discounts	(927)	(65)
Other Revenue	218	6,000
Sales	31,926	44,101
Shipping income	5,987	517
Total Revenue	**37,204**	**50,553**
Less Cost of Sales		
Cost of Goods Sold	19,423	21,091
Freight	3,209	2,546
Production Costs	607	3,967
Shipping Materials	233	2,204
Shrinkage	1,978	-
Total Cost of Sales	**25,450**	**29,808**
Gross Profit	**11,754**	**20,746**
Operating Expenses		
Amazon Fees		
Amazon FBA Fees	839	15,050
Commission	1,091	-
FBA Fulfillment Fees	6,712	-
FBA Inbound Transport fee	247	-
Removal Fees	33	-
Storage fees	28	-
Subscription Fee	240	-
Total Amazon Fees	**9,190**	**15,050**
Total Operating Expenses	**9,190**	**15,050**
Operating Income / (Loss)	**2,564**	**5,696**
Other Income and Expense		
Advertising	(2,948)	(5,106)
Amazon Fees	(123)	(4,837)
Bank Service Charges	(1,428)	(913)
Consulting & Accounting	(140)	(721)
Dues & Subscriptions	-	(400)
General Expenses	(624)	17
Insurance	(797)	-
Interest Expense	(4,003)	(595)
Legal Expenses	(2,500)	(1,674)
Licenses and Permits	(3,684)	(504)

Income Statement

	Dec-19	Dec-18
Office Expenses	(113)	-
Postage & Delivery	(5,723)	(1,869)
Rent	(2,657)	(1,992)
Research and Development	(840)	(5,239)
Software and Apps	(3,657)	(2,534)
Telephone & Internet	(1,106)	(484)
Travel	(4,078)	-
Wages and Salaries	(531)	(3,014)
Total Other Income and Expense	**(34,951)**	**(29,864)**
Net Income / (Loss) before Tax	**(32,387)**	**(24,168)**
Net Income	**(32,387)**	**(24,168)**
Total Comprehensive Income	**(32,387)**	**(24,168)**

Cash Summary


Live Free Foods LLC
For the 12 months ended 31 December 2019
Excluding Sales Tax


	Dec 2019	Dec 2018
Income		
Discounts	(927)	(65)
Other Revenue	218	6,000
Sales	31,709	43,395
Shipping income	5,990	501
Total Income	**36,990**	**49,831**
Less Operating Expenses		
Advertising	2,948	5,106
Amazon FBA Fees	1,147	14,741
Amazon Fees	123	4,837
Bank Service Charges	1,428	913
Commission	1,091	-
Consulting & Accounting	140	721
Cost of Goods Sold	19,423	21,091
Dues & Subscriptions	-	400
FBA Fulfillment Fees	6,712	-
FBA Inbound Transport fee	247	-
Freight	3,209	2,546
General Expenses	624	(17)
Insurance	797	-
Interest Expense	4,003	595
Legal Expenses	2,500	1,674
Licenses and Permits	3,684	504
Office Expenses	113	-
Postage & Delivery	5,723	1,869
Production Costs	607	3,967
Removal Fees	33	-
Rent	2,657	1,992
Research and Development	840	5,239
Shipping Materials	233	2,204
Shrinkage	1,978	-
Software and Apps	3,657	2,534
Storage fees	28	-
Subscription Fee	200	-
Telephone & Internet	1,106	484
Travel	4,078	-
Wages and Salaries	531	3,014
Total Operating Expenses	**69,860**	**74,412**

Cash Summary

	Dec 2019	Dec 2018
Operating Surplus (Deficit)	**(32,870)**	**(24,581)**
Plus Non Operating Movements		
Amazon Reserved Balances	125	(125)
Inventory - Amazon	1,238	(1,238)
Inventory - FG	7,663	(11,818)
Receivable	(113)	-
Computer Equipment	-	(868)
Loan	16,007	1,333
Total Non Operating Movements	**24,920**	**(12,716)**
Plus Movements in Equity		
Owners Contribution	(15,019)	22,827
Total Movements in Equity	**(15,019)**	**22,827**
Sales Tax Movements		
Sales Tax Inputs	(24)	-
Sales Tax Outputs	24	-
Net Sales Tax Movements	**-**	**-**
Net Cash Movement	**(22,969)**	**(14,470)**
Summary		
Opening Balance	(12,190)	2,280
Plus Net Cash Movement	(22,969)	(14,470)
Closing Balance	(35,159)	(12,190)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Live Free Foods, Inc. ("the Company") is a corporation formed under the laws of the State of Florida.

The Company derives revenue from the formulation and distribution of packaged grocery items for consumption.

The Company will conduct an equity crowdfund offering during the first quarter of 2020 for

the purpose of raising operating capital. The Company's ability to continue as a going concern or to

achieve management's objectives may be dependent on the outcome of the offering or management's

other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting

principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and

assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities

of three months or less when purchased.

Accounts Receivables

Accounts receivables consists of amounts billed to customer for delivered goods for which

payment has not yet been received. Management's experience suggests that losses on account are likely

to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. During 2018 and 2019, the Company recorded $0 in losses on uncollectible receivables.

Inventory

The Company's inventory finished goods in the form of bottled salad dressings. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. However, losses due to damage and breakage happen occasionally at the hands of shippers. $1,978.08 have been recorded as losses on inventory in 2019.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more.

Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life,

less a nominal amount to account for estimated salvage value.

Cost of Sales

Cost of Sales includes costs of inventory items and other supplies sold to the Company's

customers.

Advertising Costs

The Company expenses direct advertising costs as incurred.

NOTE C- LEASES

The Company does not lease any property.

NOTE D- INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States.

The Company recorded a net operating loss in 2018 and 2019. Due to management's uncertainty as to the valuation or timing of benefits associated with the loss, no amount has been recognized in the statements to account for it. The net operating loss carry forward associated with 2018 and 2019 will expire if unused after tax year 2036-37. Additionally, Company is subject to filing requirements for Sales and Use tax in the state of Florida.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.